Exhibit 12

Computation of Ratio of Earnings for Dobson Communications Corporation

	Year ended	Year ended	Year ended	Year ended	Year ended
Ratio of earnings to fixed charges:	2004	2003	2002	2001	2000
Loss from continuing operations	(52,063,197)	(50,700,357)	(111,526,572)	(129,394,238)	(139,792,827)
Income tax expense (benefit)	3,635,201	844,828	(52,177,022)	(36,643,782)	(54,422,001)
Minority interests in income of subsidiaries	4,866,532	6,541,861	6,520,636	5,517,148	3,902,684
Loss from investment in joint venture	—	—	184,380,882	69,181,120	50,292,827

Pre tax income before adjustment from minority interests in income of subsidiaries and investment in joint venture	(43,561,464)	(43,313,668)	27,197,924	(91,339,752)	(140,019,317)
Minority interests in income of subsidiaries	(4,866,532)	(6,541,861)	(6,520,636)	(5,517,148)	(3,902,684)
Interest expense	219,658,519	138,147,936	108,330,823	129,154,380	122,823,101
Amortization of deferred financing

Earnings	171,230,523	88,292,407	129,008,111	32,297,480	(21,098,900)

Interest expense	219,658,519	138,147,936	108,330,823	129,154,380	122,823,101

Subtotal-fixed charges	219,658,519	138,147,936	108,330,823	129,154,380	122,823,101
Preferred stock dividends	64,923,165	119,142,227	152,340,411	139,234,821	204,332,737

Total fixed charges and preferred stock dividends	284,581,684	257,290,163	260,671,234	268,389,201	327,155,838

Ratio of earnings to fixed charges	n/a	n/a	1.19	n/a	n/a
Ratio of earnings to fixed charges and preferred stock dividends	n/a	n/a	n/a	n/a	n/a